Exhibit 99.5

CONSENT OF EXPERT
May 1, 2025
Eldorado Gold Corporation
United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Simon Hille, do hereby consent to:
(1)the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company's operating mines and development projects contained in the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2025 (the “March 31, 2025 Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K;

(2)the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the March 31, 2025 Technical Information into (i) the Company’s Registration Statement on Form F-10 (333-272043) and (ii) the Company’s Registration Statements on Form S-8 (Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600), and any amendments thereto, filed with the SEC.

By:	/s/ Simon Hille
Simon Hille, FAusIMM
Eldorado Gold Corporation
EVP Technical Services & Operations